December 8, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Larry J. Zine
Chief Financial Officer
Blockbuster Inc.
1201 Elm Street
Dallas, Texas  75270

RE:	Blockbuster Inc. (the "Company")
	Form 10-K for the year ended December 31, 2004
	And Form 10-Q for the quarter ended September 30, 2005
	File No. 001-15153

Dear Mr. Zine:

      We have reviewed your response letter dated December 5,
2005,
and have the following comment. We believe any revision should be made in an amendment to your September 30, 2005 Form 10-Q in response
to this comment.   After reviewing this information, we may or may
not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be
complied
with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.  Please respond within ten
(10)
business days.

Form 10-K for the Year Ended December 31, 2004 and
Form 10-Q for the Quarter Ended September 30, 2005

Consolidated Statements of Cash Flows

      We note your response to our prior comment.  While paragraph
24
of SFAS 95 states that the acquisition of equipment to be rented to others is generally an investing activity and that classification depends on the activity that is likely to be the predominant source of cash flows, these general statements are qualified for equipment to be rented to others for a short period of time and then sold. Paragraph 24 goes on to specify that in those circumstances "the acquisition...of those assets shall be considered operating activities." As your non-base rental library stock is rented for a short period and then sold, please restate your financial statements to classify purchases of non-base rental library stock as operating cash outflows, consistent with the requirements of SFAS 95 and others in your industry.

********

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3816 with any other questions.


								Sincerely,



      Joseph A. Foti
Senior Assistant Chief Accountant


Via facsimile:  Mr. Zine  (214) 854-3464
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Mr. Larry J. Zine
Blockbuster Inc.
December 8, 2005
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